5 1 NYSE 0001138394 @zonrgk8 Other Spherion Corporation 914536 36-3536544 12/31/01 5 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 5 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP [ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
[ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported 1. Name and Address of Reporting Person(s) Miller, Teri L (formerly Interim Services Inc.) 2050 Spectrum Boulevard Fort Lauderdale,
FL 33309 2. Issuer Name and Ticker or Trading Symbol Spherion Corporation (SFN) 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) 4. Statement for Month/Year
12/01 5. If Amendment, Date of Original (Month/Year) 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [ ] Officer (give title below) [X] Other (specify below) Director, Strategic Analysis 7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
Table II (PART 2) Derivative Securitites Acquired, Disposed of,
or Beneficially Owned (Columns 1,3 and 7 through 11) ------------
-----------------------------------------------------------------
------------------------------------------------------- 1)Title
of Derivative 3)Trans- 7)Title and Amount 8)Price 9)Number of 10)
11)Nature of Security action of Underlying of Deri- Derivative Indirect Date Securities vative Securities D Beneficial Amount or Security Beneficially or Ownership Number of Owned at I - Title Shares End of Year ----------------------------------------------
-----------------------------------------------------------------
--------------------- Incentive Stock Option (Right 05/31/01
Common Stock 5,000.0000 5,000.0000 D Direct to buy) (1) Incentive Stock Option (Right Common Stock 5,000.0000 5,000.0000 D Direct
to buy) Incentive Stock Option (Right Common Stock 1,500.0000 1,500.0000 D Direct to buy) Incentive Stock Option (Right Common Stock 3,300.0000 3,300.0000 D Direct to buy) Incentive Stock Option (Right Common Stock 750.0000 750.0000 D Direct to buy) Explanation of Responses: (1) Stock options granted 5/31/01 are exercisable commencing 5/31/02 on a cumulative basis as follows:
1/3 on 5/31/02; 1/3 on 5/31/03; 1/3 on 5/31/04. - Common shares held directly and shown in Table I, Column 5 include shares acquired unde the Company's Employee Stock Purchase Plan
("ESPP").
Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned ----------------------------------------------
-----------------------------------------------------------------
--------------------- 1)Title of Security 2)Trans- 3.Trans-
4.Securities Acquired(A) 5)Amount of 6) 7)Nature of action action or Disposed of (D) Securities Indirect Date Code A Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year) Code Amount D Price End of Year I -------------------------------------------
-----------------------------------------------------------------
------------------------ Common Stock 3,489.0000 D Direct Common
Stock 411.1040 I By 401(k) plan Common Stock 520.8600 I By DCP Table II (PART 1) Derivative Securitites Acquired, Disposed of,
or Beneficially Owned (Columns 1 through 6) ---------------------
-----------------------------------------------------------------
---------------------------------------------- 1)Title of
Derivative 2)Conversion 3)Trans- 4)Trans- 5)Number of Derivative
6)Date Exercisable and Security or Exercise action action Securities Acquired (A) Expiration Date Price of Date Code or Disposed of (D) Derivative Security Code A D Exercisable Expiration ------------------------------------------------------
-----------------------------------------------------------------
------------- Incentive Stock Option (Right $7.2500 05/31/01 (1)
A 5,000.0000 05/31/02 05/31/11 to buy) Incentive Stock Option
(Right $11.3125 10/06/10 to buy) Incentive Stock Option (Right $19.8750 02/18/09 to buy) Incentive Stock Option (Right $20.8500 07/02/09 to buy) Incentive Stock Option (Right $27.5625 03/05/08 to buy)

SIGNATURE OF REPORTING PERSON /S/ Miller, Teri L DATE